Exhibit 99.1

Scotiabank Announces Dividend on Outstanding Shares

TORONTO, ON (11/29/2022) – Scotiabank today announced a dividend on the outstanding shares of the Bank, payable January 27, 2023 to shareholders of record at the close of business on January 4, 2023:

Common Shares

•	Dividend No. 614 of $1.03 per share;

Non-Cumulative Preferred Shares

•	Series 40, Dividend No. 17 of $0.303125 per share;

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan (the “Plan”). As previously announced, until such time as the Bank elects otherwise, the Bank has discontinued the issuance of common shares from treasury under the Plan. Purchases of common shares under the Plan will be made by Computershare Trust Company of Canada, as agent under the Plan, in the secondary market at the Average Market Price (as defined in the Plan). All brokerage commissions or service charges in connection with such purchases will be paid by the Bank.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: “for every future”, we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of over $1.3 trillion (as at October 31, 2022), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @Scotiabank.

For further information:

John McCartney, Investor Relations, Scotiabank

416-863-7579

john.mccartney@scotiabank.com

Sophia Saeed, Investor Relations, Scotiabank

(416) 933-8869

sophia.saeed@scotiabank.com